August 29, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Attention: Sarah Sidwell

Re:	TruGolf Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 18, 2025
File No. 333-288219

Ladies and Gentlemen:

This letter is being submitted on behalf of TruGolf Holdings, Inc. (the “Company”) in response to the comment letter, dated July 30, 2025, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Amendment No. 1 to the Registration Statement on Form S-1 filed on July 18, 2025 (the “Registration Statement”). The Company’s amended Registration Statement (the “Amended Registration Statement”) has been filed with the Commission.

Amendment No. 1 to Form S-1

General

1. Your response to prior comment 1 asserts that the selling stockholders were at market risk when they acquired the warrants issued on April 22, 2025, but does not provide the analysis requested as to whether it is appropriate to register the resale of common stock at this time; accordingly, we reissue the comment. Your analysis should explain whether and how the specific provisions of the warrants and preferred stock (i.e., their respective pricing mechanisms, including market and other adjustments, and terms, conditions, and timing of exercise/conversion) are consistent with the Commission’s guidance set forth in Question 139.11 of the Securities Act Sections Compliance and Disclosure Interpretations. Clarify whether a portion of the preferred stock has now been issued (as your Form 8-K filed on July 22, 2025, appears to indicate), and consider whether there is completed sale for the remaining, unissued preferred stock. Separately consider whether the selling stockholders are at market risk with respect to the underlying common stock.

RESPONSE: The Amended Registration Statement has been revised to include solely the shares of common stock underlying the Series A preferred stock that was acquired on July 21, 2025 via the exercise by an investor of the Series A preferred stock warrant for cash consideration of $5.0 million. The Company respectfully submits that upon exercise of the Series A preferred stock warrant, the investor was, and is currently, at market risk with respect to the underlying common stock.

2. We note your response to prior comment 2. Please update your disclosure to reflect the note exchange and other developments reported in your Form 8-K filed on July 22, 2025. Without limitation, clearly indicate the number of Series A preferred stock that are issued and outstanding, and clarify how these relate to the common stock being registered for resale. Include revisions as appropriate to the use of proceeds and selling securityholders sections, and the legal opinion filed as Exhibit 5.1 (noting this refers to the Series A preferred stock as “issuable”).

RESPONSE: The Amended Registration Statement has been revised to address the Staff’s comment.

Description of our Securities

Preferred Stock

Series A Convertible Preferred Stock Conversion Rights, page 63

3. We note your response to prior comment 4. Please further revise this subsection to address the following:

●	Include the current conversion price of $6.31 in the same paragraph as the initial fixed conversion price of $50.00.

●	Disclose how the conversion price was adjusted from $50.00 to $6.31, clearly explaining your calculation and any Reset Price adjustment; revise accordingly disclosure that “Due to the reverse split, we completed on June 23, 2025, the Conversion Price was adjusted to $6.31.”

●	Quantify the number of shares issuable upon conversion at the fixed conversion price (i.e., in addition to the floor price), explaining your calculation.

●	Define capitalized terms used, such as “Conversion Amount” and “Alternative Conversion Floor Amount,” and explain whether and how these affect shares issuable upon conversion, quantifying relevant amounts.

●	With a view to disclosure, tell us how you calculated the maximum number of 500 issuable shares, clearly explaining the treatment of dividends and any assumptions used.

●	Refer to disclosure on page 58 that “the conversion price and the floor price of the Series A Preferred Stock may be adjusted;” revise disclosure in this section to explain such adjustments and quantify the maximum common stock that could be issued as a result. Add related risk factor disclosure as appropriate.

RESPONSE: The Amended Registration Statement has been revised to address the Staff’s comment in bullets 1-4 and 6. With respect to bullet 5, the Amended Registration Statement has been revised to show the calculations utilized to calculate the maximum number of 500 issuable shares.

Warrants Issued in April 2025 Exchange, page 65

4. We note your response to prior comment 3 and reissue it in part. Please revise to provide a complete description of the primary overlying warrants. Your disclosure should summarize the principal provisions of the warrant filed as Exhibit 10.14 with a level of detail analogous to that for the Series A preferred stock. Additionally clarify disclosure that appear to indicate your warrants expired on April 22, 2025, and update to clearly disclose the current expiration date in light of your Form 8-K filed on July 22, 2025.

RESPONSE: The Amended Registration Statement has been revised to address the Staff’s comment and to clarify the expiration date of the Warrants.

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Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,

ARENTFOX SCHIFF LLP

/s/ Cavas Pavri
By:	Cavas Pavri

Enclosures

cc:	Christopher Jones, Chief Executive Officer